Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2014 [1]
(Unaudited)

Dollars in thousands, except per share	Actual Results 4Q 2014	Actual Results YTD 2014	Guidance as of December 31, 2014 1Q 2015	Guidance as of December 31, 2014 Full-Year 2015
Per Share Metrics				
FFO per common share, diluted	**$0.40**	**$1.56**	$0.41 to $0.43	$1.60 to $1.66
FFO as Adjusted per common share, diluted	**$0.39**	**$1.52**	$0.38 to $0.40	$1.58 to $1.64
Adjusted Funds from Operations ("AFFO") per common share, diluted	**$0.34**	**$1.35**	$0.35 to $0.37	$1.41 to $1.47
Dividend per share	**$0.26**	**$1.04**	$0.2775	$1.11 [2]
Same-Store Operating Metrics				
Revenue growth	**4.2%**	**4.3%**	--	3.75% to 4.25%
Expense growth	**1.9%**	**2.5%**	--	2.50% to 3.00%
NOI growth	**5.1%**	**5.2%**	--	4.00% to 5.00%
Physical Occupancy	**96.7%**	**96.7%**	--	96.5%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	35,672	128	74.5%
Stabilized, Non-Mature	2,453	6	7.8%
Acquired Communities	162	1	0.3%
Redevelopment	739	1	3.6%
Development, completed (refer to Attachment 9)	825	3	0.5%
Non-Residential / Other	N/A	N/A	1.6%
Joint Venture (includes completed JV developments) [3]	10,055	36	11.7%
Sub-total, completed homes	49,906	175	100%
Under Development	369	1	-
Joint Venture Development	1,018	3	-
Total expected homes [4]	51,293	179	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	4Q 2014	4Q 2013
Interest Coverage Ratio	3.67x	3.16x
Fixed Charge Coverage Ratio	3.58x	3.09x
Leverage Ratio	38.6%	39.2%
Net Debt-to-EBITDA	6.5x	7.0x

Market Capitalization

	4Q 2014	% of Total
Total debt	$ 3,583,105	30.2%
Common stock equivalents [5]	8,271,095	69.8%
Total market capitalization	$ 11,854,200	100.0%

Development, Redevelopment and Participating Loan Investment



DelRay Tower - Alexandria, VA   Completion Date: 4Q 2014



Beach & Ocean - Huntington Beach, CA   Completion Date: 4Q 2014



Steele Creek - Denver, CO   Completion Date: 3Q 2015



Pier 4 - Boston, MA   Completion Date: 2Q 2015

(1) See Attachment 16 for definitions and other terms.
(2) Annualized for 2015.
(3) Joint venture NOI is based on UDR's pro rata share. Homes and communities at 100%.
(4) Excludes 218 homes under development at Steele Creek, where we have a participating loan investment as described in Attachment 12.
(5) Based on a common share price of $30.82 at December 31, 2014.



Attachment 1

UDR, Inc.
Consolidated Statements of Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	2013	2014	2013
REVENUES:				
Rental income [2]	$ 206,104	$ 190,321	$ 805,002	$ 746,484
Joint venture management and other fees	3,445	3,095	13,044	12,442
Total revenues	209,549	193,416	818,046	758,926
OPERATING EXPENSES:				
Property operating and maintenance	36,782	36,660	149,428	144,319
Real estate taxes and insurance	25,331	23,477	99,175	93,765
Property management	5,668	5,233	22,138	20,528
Other operating expenses	2,174	1,925	8,271	7,136
Real estate depreciation and amortization	91,406	88,301	358,154	339,532
Acquisition costs	107	-	373	-
General and administrative	11,615	11,532	47,427	42,238
Casualty-related (recoveries)/charges, net	41	-	541	(12,253)
Other depreciation and amortization	2,117	3,281	5,775	6,741
Total operating expenses	175,241	170,409	691,282	642,006
Operating income	34,308	23,007	126,764	116,920
Income/(loss) from unconsolidated entities [3]	(2,074)	5,666	(7,006)	(415)
Interest expense	(32,792)	(33,360)	(130,262)	(125,905)
Other debt (charges)/benefits, net [4]	-	-	(192)	(178)
Total Interest expense	(32,792)	(33,360)	(130,454)	(126,083)
Interest and other income/(expense), net	(44)	1,328	11,858	4,619
Income/(loss) before income taxes, discontinued operations and gain/(loss) on sale of real estate	(602)	(3,359)	1,162	(4,959)
Tax benefit/(provision), net [3] [5]	7,087	(15)	15,098	7,299
Income/(loss) from continuing operations	6,485	(3,374)	16,260	2,340
Income/(loss) from discontinued operations, net of tax [6]	-	41,376	10	43,942
Income/(loss) before gain/(loss) on sale of real estate owned	6,485	38,002	16,270	46,282
Gain/(loss) on sale of real estate owned, net of tax [6]	61,267	-	143,572	-
Net income/(loss)	67,752	38,002	159,842	46,282
Net (income)/loss attributable to redeemable noncontrolling interests in the OP	(2,340)	(1,332)	(5,511)	(1,530)
Net (income)/loss attributable to noncontrolling interests	5	30	3	60
Net income/(loss) attributable to UDR, Inc.	65,417	36,700	154,334	44,812
Distributions to preferred stockholders - Series E (Convertible)	(931)	(931)	(3,724)	(3,724)
Net income/(loss) attributable to common stockholders	$ 64,486	$ 35,769	$ 150,610	$ 41,088
Income/(loss) per weighted average common share - basic:				
Income/(loss) from continuing operations attributable to common stockholders	$0.25	($0.02)	$0.60	($0.01)
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.16	$0.00	$0.17
Net income/(loss) attributable to common stockholders	$0.25	$0.14	$0.60	$0.16
Income/(loss) per weighted average common share - diluted:				
Income/(loss) from continuing operations attributable to common stockholders	$0.25	($0.02)	$0.59	($0.01)
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.16	$0.00	$0.17
Net income/(loss) attributable to common stockholders	$0.25	$0.14	$0.59	$0.16
Common distributions declared per share	$0.260	$0.235	$1.040	$0.940
Weighted average number of common shares outstanding - basic	253,983	249,987	251,528	249,969
Weighted average number of common shares outstanding - diluted	256,000	249,987	253,445	249,969

(1) See Attachment 16 for definitions and other terms.

(2) The twelve months ended December 31, 2013 is impacted by $3.4 million of lost rent due to business interruption related to Hurricane Sandy.

(3) During 4Q13, the Company sold its interest in the Lodge at Stoughton community and recognized a gross GAAP gain of $8.3 million, which was recorded as income/(loss) from unconsolidated entities, and related tax expense of $3.0 million, which was recorded as tax benefit/(provision), net.

(4) Includes prepayment penalties, write-off of deferred financing costs and unamortized discounts/premiums on early debt extinguishment.

(5) During 4Q14, the Company recognized a one-time tax benefit of $5.8 million related to the conversion of certain taxable REIT subsidiary entities into REIT's. This benefit has been deducted from FFO as Adjusted on Attachment 2.

(6) Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. Subsequent to the adoption, gain/(loss) on the sale of communities is recorded as gain/(loss) on sale of real estate owned, net of tax.



Attachment 2

UDR, Inc.
Funds From Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	**2013**	**2014**	**2013**
Net income/(loss) attributable to UDR, Inc.	**$ 65,417**	$ 36,700	**$ 154,334**	$ 44,812
Distributions to preferred stockholders	**(931)**	(931)	**(3,724)**	(3,724)
Real estate depreciation and amortization, including discontinued operations	**91,406**	88,651	**358,154**	341,490
Noncontrolling interests	**2,335**	1,302	**5,508**	1,470
Real estate depreciation and amortization on unconsolidated joint ventures	**12,207**	7,718	**42,133**	33,180
Net (gain)/loss on the sale of depreciable property, excluding TRS	**(63,443)**	(40,450)	**(144,703)**	(40,450)
Funds from operations ("FFO"), basic	**$ 106,991**	$ 92,990	**$ 411,702**	$ 376,778
Distributions to preferred stockholders - Series E (Convertible)	**931**	931	**3,724**	3,724
FFO, diluted	**$ 107,922**	$ 93,921	**$ 415,426**	$ 380,502
FFO per common share, basic	**$ 0.41**	$ 0.36	**$ 1.58**	$ 1.45
FFO per common share, diluted	**$ 0.40**	$ 0.36	**$ 1.56**	$ 1.44
Weighted average number of common shares and OP Units outstanding - basic	**263,149**	259,310	**260,775**	259,306
Weighted average number of common shares, OP Units, and common stock equivalents outstanding - diluted	**268,201**	263,908	**265,728**	263,926
Impact of adjustments to FFO:				
Acquisition-related costs/(fees), including joint ventures	**$ 264**	$ -	**$ 442**	$ (254)
Costs/(benefit) associated with debt extinguishment and tender offer	**-**	-	**192**	178
(Gain)/loss on sale of land	**2,176**	-	**1,056**	-
Net gain on prepayment of note receivable	**-**	-	**(8,411)**	-
Gain on sale of TRS property/marketable securities [2]	**-**	(2,651)	**-**	(2,651)
Tax benefit associated with the conversion of certain TRS entities into REITs [3]	**(5,770)**	-	**(5,770)**	-
Casualty-related (recoveries)/charges, net [4]	**41**	-	**541**	(9,665)
	$ (3,289)	$ (2,651)	**$ (11,950)**	$ (12,392)
FFO as Adjusted, diluted	**$ 104,633**	$ 91,270	**$ 403,476**	$ 368,110
FFO as Adjusted per common share, diluted	**$ 0.39**	$ 0.35	**$ 1.52**	$ 1.39
Recurring capital expenditures	**(13,944)**	(11,732)	**(43,921)**	(42,707)
AFFO	**$ 90,689**	$ 79,538	**$ 359,555**	$ 325,403
AFFO per common share, diluted	**$ 0.34**	$ 0.30	**$ 1.35**	$ 1.23

(1) See Attachment 16 for definitions and other terms.

(2) $2.7 million of the net gain on the sale of our interest in the unconsolidated joint venture (discussed in note 3 on Attachment 1) is included in FFO and excluded from FFO as Adjusted as it was a gain on a development asset, which is incidental to our main business. The $2.7 million FFO gain represents the net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

(3) During 4Q14, the Company recognized a one-time tax benefit of $5.8 million related to the conversion of certain taxable REIT subsidiary entities into REIT's.

(4) 2014 adjustment relates to damages at our Rosebeach community in California as a result of the earthquake in March 2014 and the storm that hit the west coast in December 2014. 2013 adjustment primarily represents the portion of Hurricane Sandy insurance recoveries in 2013 that relate to the $9.3 million in charges added back to FFO as Adjusted in 4Q12. The difference between the casualty-related recoveries reflected on the Consolidated Statements of Operations and the adjustment above represents the amount of 2013 business interruption recoveries during 2013. The business interruption insurance recoveries are offset by lost rental revenues from the business interruption in 2013.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets

In thousands, except share and per share amounts		December 31, 2014		December 31, 2013
		(unaudited)		(audited)
ASSETS				
Real estate owned:				
Real estate held for investment	$	8,205,627	$	7,723,844
Less: accumulated depreciation		(2,434,772)		(2,200,815)
Real estate held for investment, net		5,770,855		5,523,029
Real estate under development				
(net of accumulated depreciation of $0 and $1,411)		177,632		466,002
Real estate held for disposition				
(net of accumulated depreciation of $0 and $6,568)		-		10,152
Total real estate owned, net of accumulated depreciation		5,948,487		5,999,183
Cash and cash equivalents		15,224		30,249
Restricted cash		22,340		22,796
Deferred financing costs, net		22,686		26,924
Notes receivable, net		14,369		83,033
Investment in and advances to unconsolidated joint ventures, net		718,226		507,655
Other assets		105,202		137,882
Total assets	$	6,846,534	$	6,807,722
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,361,529	$	1,442,077
Unsecured debt		2,221,576		2,081,626
Real estate taxes payable		15,978		13,847
Accrued interest payable		34,215		32,279
Security deposits and prepaid rent		34,064		27,203
Distributions payable		69,460		61,907
Accounts payable, accrued expenses, and other liabilities		91,282		118,682
Total liabilities		3,828,104		3,777,621
Redeemable noncontrolling interests in the OP		282,480		217,597
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,803,812 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,803,812 shares at December 31, 2013)		46,571		46,571
Common stock, $0.01 par value; 350,000,000 shares authorized				
255,114,603 shares issued and outstanding (250,749,665 shares at December 31, 2013)		2,551		2,507
Additional paid-in capital		4,223,747		4,109,765
Distributions in excess of net income		(1,528,917)		(1,342,070)
Accumulated other comprehensive income/(loss), net		(8,855)		(5,125)
Total stockholders' equity		2,735,097		2,811,648
Noncontrolling interests		853		856
Total equity		2,735,950		2,812,504
Total liabilities and equity	$	6,846,534	$	6,807,722



Attachment 4(A)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Common Stock and Equivalents	4Q 2014 Weighted Average	December 31, 2014	4Q 2013 Weighted Average	December 31, 2013
Common shares [2]	253,982,843	254,114,631	249,987,307	249,990,920
Restricted shares	1,236,212	999,972	758,641	758,745
Total common stock	255,219,055	255,114,603	250,745,948	250,749,665
Stock options and restricted stock equivalents	780,801	1,052,147	804,166	765,591
Operating partnership units	7,414,215	7,413,802	7,570,783	7,567,252
Preferred OP units	1,751,671	1,751,671	1,751,671	1,751,671
Convertible preferred Series E stock [3]	3,035,548	3,035,548	3,035,548	3,035,548
Total common stock and equivalents	268,201,290	268,367,771	263,908,116	263,869,727

Market Capitalization, In thousands	December 31, 2014	% of Total	December 31, 2013	% of Total
Total debt	$ 3,583,105	30.2%	$ 3,523,703	36.4%
Common stock and equivalents ($30.82 at 12/31/14 and $23.35 at 12/31/13)	8,271,095	69.8%	6,161,358	63.6%
Total market capitalization	$ 11,854,200	100.0%	$ 9,685,061	100.0%

Asset Summary	Number of Homes	4Q 2014 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	27,017	$ 100,832	70.0%	$ 6,154,299	73.4%
Encumbered assets	12,834	43,159	30.0%	2,228,960	26.6%
	39,851	$ 143,991	100.0%	$ 8,383,259	100.0%

(1) See Attachment 16 for definitions and other terms.

(2) Includes the effect of the ATM issuance of 3.4 million shares at an average price of $29.95 and a net price of $29.36 during the twelve months ended December 31, 2014.

(3) At December 31, 2014, a total of 2,803,812 shares of the Series E were outstanding, which is equivalent to 3,035,548 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited)

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 969,296 [(1)]	27.1%	5.3%	3.0
	Floating	392,233 [(2)]	10.9%	1.4%	5.7
	Combined	1,361,529	38.0%	4.2%	3.8
Unsecured	Fixed	2,034,076 [(3)]	56.8%	4.1%	4.8
	Floating	187,500	5.2%	1.1%	3.0
	Combined	2,221,576	62.0%	3.8%	4.6
Total Debt	Fixed	3,003,372	83.9%	4.5%	4.2
	Floating	579,733	16.1%	1.3%	4.8
	Combined	$ 3,583,105	100.0%	3.9%	4.3

Debt Maturities, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 190,462	$ 325,170	$ -	$ 515,632	14.4%	5.5%
2016	131,462 [(4)]	83,260	-	214,722	6.0%	5.0%
2017	281,426	-	152,500 [(5)]	433,926	12.1%	3.0%
2018	224,788	648,534	-	873,322	24.3%	3.1%
2019	319,982	-	-	319,982	8.9%	4.4%
2020	90,000	299,954	-	389,954	10.9%	3.8%
2021	-	-	-	-	-	-
2022	-	397,477	-	397,477	11.1%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,654	-	314,654	8.8%	4.0%
Thereafter	27,000	27	-	27,027	0.8%	0.9%
	$ 1,361,529	$ 2,069,076	$ 152,500	$ 3,583,105	100.0%	3.9%

Debt Maturities With Extensions, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 190,462	$ 325,170	$ -	$ 515,632	14.4%	5.5%
2016	60,856	83,260	-	144,116	4.0%	4.5%
2017	352,032	-	-	352,032	9.8%	4.4%
2018	224,788	648,534	152,500 [(5)]	1,025,822	28.6%	2.8%
2019	319,982	-	-	319,982	8.9%	4.4%
2020	90,000	299,954	-	389,954	10.9%	3.8%
2021	-	-	-	-	-	-
2022	-	397,477	-	397,477	11.1%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,654	-	314,654	8.8%	4.0%
Thereafter	27,000	27	-	27,027	0.8%	0.9%
	$ 1,361,529	$ 2,069,076	$ 152,500	$ 3,583,105	100.0%	3.9%

(1) Includes $50 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 4.0%.
(2) Includes $289.5 million of debt with a weighted average interest cap of 8.0% on the underlying index.
(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 2.0%.
(4) Includes $70.6 million of financing with a one year extension at UDR's option.
(5) UDR's $900 million line of credit has a maturity date of December 2017, plus a six-month extension option and contains an accordion feature that allows UDR to increase the facility up to $1.45 billion assuming lender participation. The credit facility carries an interest rate equal to LIBOR plus a spread of 100 basis points and a facility fee of 15 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Coverage Ratios		Quarter Ended December 31, 2014
Net income/(loss) attributable to UDR, Inc.	$	65,417
Adjustments (includes continuing and discontinued operations):		
Interest expense		32,792
Real estate depreciation and amortization		91,406
Real estate depreciation and amortization on unconsolidated joint ventures		12,207
Other depreciation and amortization		2,117
Noncontrolling interests		2,335
Income tax expense/(benefit)		(7,087)
EBITDA	$	199,187
(Gain)/loss on sale of real estate owned, net of tax		(61,267)
Acquisition-related costs/(fees), including joint ventures		264
Casualty-related (recoveries)/charges, net		41
EBITDA - adjusted for non-recurring items	$	138,225
Annualized EBITDA - adjusted for non-recurring items	$	552,900
Interest expense	$	32,792
Capitalized interest expense		4,854
Total interest	$	37,646
Preferred dividends	$	931
Total debt	$	3,583,105
Cash		15,224
Net debt	$	3,567,881
Interest Coverage Ratio		**5.29x**
Fixed Charge Coverage Ratio		**5.16x**
Interest Coverage Ratio - adjusted for non-recurring items		**3.67x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**3.58x**
Net Debt-to-EBITDA, adjusted for non-recurring items		**6.5x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	38.8%	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5	2.9	Yes
Maximum Secured Debt Ratio	≤40.0%	18.9%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	317.1%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤60.0%	38.7%	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5	3.7	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	14.7%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	282.4%	Yes

Securities Ratings	Debt	Preferred	Outlook
Moody's Investors Service	Baa1 [4]	Baa2	Stable
Standard & Poor's	BBB	BB+	Positive [4]

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 25, 2011 as amended June 6, 2013.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.
(4) Received a senior unsecured credit upgrade from Moody's Investor Services to Baa1 and a changed outlook from S&P Rating Services to BBB, Positive.



Attachment 5

UDR, Inc.
Operating Information [1]
(Unaudited)

Dollars in thousands	Total Homes	Quarter Ended December 31, 2014		Quarter Ended September 30, 2014		Quarter Ended June 30, 2014		Quarter Ended March 31, 2014		Quarter Ended December 31, 2013	
Revenues											
Same-Store Communities	35,672	$	168,805	$	168,423	$	166,173	$	163,177	$	162,054
Stabilized, Non-Mature Communities	2,453		17,163		16,010		13,684		11,282		8,597
Acquired Communities	162		623		131		-		-		-
Redevelopment Communities	739		9,273		9,094		8,112		8,003		8,088
Development Communities	825		2,403		1,213		822		460		131
Non-Residential / Other [2]	-		4,634		4,776		4,332		3,854		3,401
Total	39,851	$	202,901	$	199,647	$	193,123	$	186,776	$	182,271
Expenses											
Same-Store Communities		$	48,970	$	51,502	$	49,058	$	49,256	$	48,040
Stabilized, Non-Mature Communities			4,588		4,403		4,065		3,995		3,234
Acquired Communities			202		29		-		-		-
Redevelopment Communities			3,496		3,479		3,389		3,322		3,311
Development Communities			1,577		1,188		635		475		358
Non-Residential / Other [2]			2,147		1,662		568		2,210		2,449
Total		$	60,980	$	62,263	$	57,715	$	59,258	$	57,392
Net Operating Income											
Same-Store Communities		$	119,835	$	116,921	$	117,115	$	113,921	$	114,014
Stabilized, Non-Mature Communities			12,575		11,607		9,619		7,287		5,363
Acquired Communities			421		102		-		-		-
Redevelopment Communities			5,777		5,615		4,723		4,681		4,777
Development Communities			826		25		187		(15)		(227)
Non-Residential / Other [2]			2,487		3,114		3,764		1,644		952
Total		$	141,921	$	137,384	$	135,408	$	127,518	$	124,879
Operating Margin											
Same-Store Communities			71.0%		69.4%		70.5%		69.8%		70.4%
Average Physical Occupancy											
Same-Store Communities			96.7%		96.8%		96.8%		96.2%		96.2%
Stabilized, Non-Mature Communities			96.0%		88.1%		77.9%		68.5%		56.0%
Acquired Communities			90.5%		77.0%		-		-		-
Redevelopment Communities			96.7%		95.5%		87.8%		87.7%		92.9%
Development Communities			60.1%		61.0%		49.8%		32.6%		25.8%
Other [3]			-		90.1%		86.7%		89.0%		87.2%
Total			95.6%		96.3%		95.2%		94.3%		94.1%
Return on Invested Capital											
Same-Store Communities			7.5%		7.4%		7.4%		7.3%		7.2%
Sold and Held for Disposition Communities	-										
Revenue		$	3,203	$	3,940	$	7,836	$	7,576	$	8,050
Expenses			1,133		1,520		2,841		2,893		2,745
Net Operating Income/(loss)		$	2,070	$	2,420	$	4,995	$	4,683	$	5,305
Total	39,851	$	143,991	$	139,804	$	140,403	$	132,201	$	130,184
Discontinued Operations [4]											
Revenues		$	-	$	21	$	78	$	48	$	2,021
Expenses			-		11		89		125		777
Net Operating Income/(loss)		$	-	$	10	$	(11)	$	(77)	$	1,244

(1) See Attachment 16 for definition and other terms.

(2) Primarily non-residential revenue and expense, straight-line adjustment for concessions and the Vitruvian Park® operations.

(3) Includes occupancy of Sold and Held for Disposition Communities and Discontinued Operations.

(4) Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. 2014 activity included in discontinued operations is related to Grandview, a commercial property classified as held for sale prior to the adoption of the new accounting standard, which was sold in July 2014.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited)

Year-Over-Year Comparison	% of 4Q 2014 SS Operating Expenses		4Q 2014		4Q 2013	% Change
Real estate taxes	34.1%	$	16,724	$	15,340	9.0%
Personnel	24.6%		12,054		11,942	0.9%
Utilities	15.4%		7,529		7,767	-3.1%
Repair and maintenance	14.4%		7,043		7,277	-3.2%
Administrative and marketing	6.6%		3,211		3,429	-6.4%
Insurance	4.9%		2,409		2,285	5.4%
Same-Store operating expenses	100.0%	$	48,970	$	48,040	1.9%
Same-Store Homes			35,672			

Sequential Comparison	% of 4Q 2014 SS Operating Expenses		4Q 2014		3Q 2014	% Change
Real estate taxes	34.1%	$	16,724	$	16,808	-0.5%
Personnel	24.6%		12,054		13,058	-7.7%
Utilities	15.4%		7,529		8,086	-6.9%
Repair and maintenance	14.4%		7,043		7,434	-5.3%
Administrative and marketing	6.6%		3,211		3,485	-7.9%
Insurance	4.9%		2,409		2,631	-8.4%
Same-Store operating expenses	100.0%	$	48,970	$	51,502	-4.9%
Same-Store Homes			35,672			

Year-to-Date Comparison	% of YTD 2014 SS Operating Expenses		YTD 2014		YTD 2013	% Change
Real estate taxes	34.2%	$	65,076	$	62,496	4.1%
Personnel	24.3%		46,216		45,552	1.5%
Utilities	15.6%		29,680		29,530	0.5%
Repair and maintenance	14.4%		27,385		27,785	-1.4%
Administrative and marketing	6.5%		12,355		12,000	3.0%
Insurance	5.0%		9,416		8,149	15.5%
Same-Store operating expenses	100.0%	$	190,128	$	185,512	2.5%
Same-Store Homes [2]			34,581			

(1) See Attachment 16 for definitions and other terms.

(2) YTD Same-Store Homes exclude 583 homes at The Westerly on Lincoln and 508 homes at 95 Wall, which are included in QTD Same-Store Homes. These homes will be included in the YTD Same-Store Home population beginning in 1Q15.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout [1]
Portfolio Overview as of Quarter Ended
December 31, 2014
(Unaudited)

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
San Francisco, CA	2,436	315	-	2,751	-	2,751
Orange County, CA	3,290	1,431	493	5,214	-	5,214
Seattle, WA	1,727	196	162	2,085	555	2,640
Los Angeles, CA	1,225	-	-	1,225	151	1,376
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	875	-	-	875	571	1,446
Portland, OR	716	-	-	716	-	716
	11,834	**1,942**	**655**	**14,431**	**1,277**	**15,708**
Mid-Atlantic Region						
Metropolitan DC	4,313	511	332	5,156	874	6,030
Baltimore, MD	2,301	-	-	2,301	379	2,680
Richmond, VA	1,358	-	-	1,358	-	1,358
Norfolk, VA	846	-	-	846	-	846
Other Mid-Atlantic	168	-	-	168	-	168
	8,986	**511**	**332**	**9,829**	**1,253**	**11,082**
Southeast Region						
Tampa, FL	2,775	-	-	2,775	-	2,775
Orlando, FL	2,796	-	-	2,796	-	2,796
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	8,467	**-**	**-**	**8,467**	**-**	**8,467**
Northeast Region						
New York, NY	1,208	-	739	1,947	710	2,657
Boston, MA	1,179	-	-	1,179	1,302	2,481
Philadelphia, PA	-	-	-	-	290	290
	2,387	**-**	**739**	**3,126**	**2,302**	**5,428**
Southwest Region						
Dallas, TX	2,725	-	-	2,725	3,557	6,282
Austin, TX	1,273	-	-	1,273	259	1,532
Other Southwest	-	-	-	-	1,407	1,407
	3,998	**-**	**-**	**3,998**	**5,223**	**9,221**
Totals	**35,672**	**2,453**	**1,726**	**39,851**	**10,055**	**49,906**
Communities	**128**	**6**	**5**	**139**	**36**	**175**

Total Homes (incl. joint ventures) [4]		49,906
Homes in Development, Excluding Completed Homes [5]		
Current Pipeline Wholly-Owned		369
Current Pipeline Joint Venture [6]		1,018
Total expected homes (including development)		**51,293**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other, Sold, and Held for Disposition categories on Attachment 5. Excludes development communities not yet completed.

(4) Represents joint venture homes at 100 percent. See Attachment 12 for UDR's joint venture and partnership ownership interests.

(5) See Attachment 9 for detail of our development communities.

(6) Represents joint venture homes at 100 percent. See Attachment 9 for UDR's development joint venture and partnership ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary [1]
Portfolio Overview as of Quarter Ended
December 31, 2014
(Unaudited)

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Mid-Atlantic Region**			
Orange County, CA				**Metropolitan D.C.**			
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964	3Q15	Capitol View on 14th	Stabilized, Non-Mature	255	1Q15
The Residences at Bella Terra	Stabilized, Non-Mature	467	1Q15	Domain College Park	Stabilized, Non-Mature	256	4Q15
Los Alisos	Development	320	1Q16	DelRay Tower	Development	332	4Q16
Beach & Ocean	Development	173	3Q16				
				Northeast Region			
San Francisco, CA				**New York, NY**			
Channel @ Mission Bay	Stabilized, Non-Mature	315	3Q15	View 34	Redevelopment	739	2Q16
Seattle, WA							
Lightbox	Acquired	162	2Q16				
Waterscape	Stabilized, Non-Mature	196	1Q16				
				Total		**4,179**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes		Date & Community	Category	# of Homes
1Q15				**2Q16**		
Capitol View on 14th	Stabilized, Non-Mature	255		Lightbox	Acquired	162
The Residences at Bella Terra	Stabilized, Non-Mature	467		View 34	Redevelopment	739
3Q15				**3Q16**		
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964		Beach & Ocean	Development	173
Channel @ Mission Bay	Stabilized, Non-Mature	315				
4Q15				**4Q16**		
Domain College Park	Stabilized, Non-Mature	256		DelRay Tower	Development	332
1Q16						
Los Alisos	Development	320				
Waterscape	Stabilized, Non-Mature	196		**Total**		**4,179**

Summary of Non-Mature Home Activity

	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total	
Non-Mature Homes at September 30, 2014	2,001	358	739	1,111	4,209	
Waterscape	196	(196)	-	-	-	
Domain College Park	256	-	-	(256)	-	
DelRay Tower	-	-	-	61	61	[3]
Beach & Ocean	-	-	-	173	173	[4]
13th & Market	-	-	-	(264)	(264)	[5]
Non-Mature Homes at December 31, 2014	**2,453**	**162**	**739**	**825**	**4,179**	

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 61 homes were completed at DelRay Tower during 4Q14.
(4) 173 homes were completed at Beach & Ocean during 4Q14.
(5) 49% interest in the community was sold to MetLife in 4Q14. Consequently, the community's homes are now included as a joint venture in Attachment 12.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary [1]
Portfolio Overview as of Quarter Ended
December 31, 2014
(Unaudited)

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [5]	Total Homes (incl. pro rata JV) [5]
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
San Francisco, CA	$ 2,893	$ 4,172	$ -	$ 3,038	$ -	$ 3,038
Orange County, CA	1,771	2,118	1,867	1,875	-	1,875
Seattle, WA	1,757	1,901	1,416	1,745	3,311	1,726
Los Angeles, CA	2,358	-	-	2,358	3,904	2,449
Monterey Peninsula, CA	1,252	-	-	1,252	-	1,252
Other Southern CA	1,577	-	-	1,669	3,311	1,839
Portland, OR	1,237	-	-	1,237	-	1,237
Mid-Atlantic Region						
Metropolitan DC	1,810	2,410	1,287	1,856	2,733	1,907
Baltimore, MD	1,460	-	-	1,460	1,759	1,483
Richmond, VA	1,227	-	-	1,227	-	1,227
Norfolk, VA	1,041	-	-	1,041	-	1,041
Other Mid-Atlantic	1,049	-	-	1,049	-	1,049
Southeast Region						
Tampa, FL	1,141	-	-	1,141	-	1,141
Orlando, FL	1,063	-	-	1,063	-	1,063
Nashville, TN	1,061	-	-	1,061	-	1,061
Other Florida	1,394	-	-	1,394	-	1,394
Northeast Region						
New York, NY	3,657	-	4,327	3,911	4,589	4,015
Boston, MA	2,267	-	-	2,267	2,305	2,281
Philadelphia, PA	-	-	-	-	3,152	3,152
Southwest Region						
Dallas, TX	1,139	-	-	1,139	1,520	1,250
Austin, TX	1,282	-	-	1,282	4,293	1,554
Other Southwest	-	-	-	-	1,629	1,629
Weighted Average	$ 1,631	$ 2,429	$ 3,078	$ 1,730	$ 2,477	$ 1,795

(1) See Attachment 16 for definitions and other terms.
(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.
(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition communities categories on Attachment 5.
(4) Development revenue per occupied home can be affected by the timing of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.
(5) Represents joint ventures at UDR's pro-rata ownership interests. See Attachment 12 for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market [1]
December 31, 2014
(Dollars in Thousands)
(Unaudited)



Percent of Total NOI by Region

	West:	40.5%
	Mid-Atlantic:	20.8%
	Northeast:	19.0%
	Southeast:	11.2%
	Southwest:	8.5%

Three Months Ended December 31, 2014

	Same-Store	Non Same-Store [2]	Pro-Rata Share of JVs [3]	Total
Net Operating Income	$ 119,835	$ 22,086	$ 19,033	$ 160,954

Three Months Ended December 31, 2014			Three Months Ended December 31, 2014		
	As a % of NOI			As a % of NOI	
Region	Same-Store	Total	**Region**	Same-Store	Total
West Region			**Southeast Region**		
San Francisco, CA	13.3%	11.6%	Tampa, FL	5.0%	3.7%
Orange County, CA	10.3%	12.4%	Orlando, FL	4.8%	3.6%
Seattle, WA	5.3%	6.5%	Nashville, TN	4.0%	2.9%
Los Angeles, CA	4.8%	3.9%	Other Florida	1.4%	1.0%
Monterey Peninsula, CA	3.4%	2.5%		**15.2%**	**11.2%**
Other Southern CA	2.4%	2.5%			
Portland, OR	1.5%	1.1%	**Northeast Region**		
	41.0%	**40.5%**	New York, NY	8.5%	12.9%
			Boston, MA	4.6%	5.3%
Mid-Atlantic Region			Philadelphia, PA	0.0%	0.8%
Metropolitan DC	13.2%	12.7%		**13.1%**	**19.0%**
Baltimore, MD	5.7%	4.7%	**Southwest Region**		
Richmond, VA	3.0%	2.2%	Dallas, TX	4.8%	5.5%
Norfolk, VA	1.3%	1.0%	Austin, TX	2.4%	2.4%
Other Mid-Atlantic	0.3%	0.2%	Other Southwest	0.0%	0.6%
	23.5%	**20.8%**		**7.2%**	**8.5%**
			Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold, Held for Disposition Communities and Discontinued Operations.

(3) Includes UDR's pro rata share of joint venture and partnership NOI.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
December 31, 2014
(Unaudited)

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2014 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 14	4Q 13	Change	4Q 14	4Q 13	Change
West Region								
San Francisco, CA	2,436	13.3%	97.1%	96.7%	0.4%	$ 2,893	$ 2,684	7.8%
Orange County, CA	3,290	10.3%	96.2%	95.1%	1.1%	1,771	1,703	4.0%
Seattle, WA	1,727	5.3%	97.0%	97.4%	-0.4%	1,757	1,661	5.8%
Los Angeles, CA	1,225	4.8%	94.6%	95.3%	-0.7%	2,358	2,267	4.0%
Monterey Peninsula, CA	1,565	3.4%	96.8%	93.5%	3.3%	1,252	1,195	4.8%
Other Southern CA	875	2.4%	96.5%	95.2%	1.3%	1,577	1,504	4.9%
Portland, OR	716	1.5%	97.3%	97.5%	-0.2%	1,237	1,139	8.6%
	11,834	**41.0%**	**96.5%**	**95.7%**	**0.8%**	**1,945**	**1,844**	**5.5%**
Mid-Atlantic Region								
Metropolitan DC	4,313	13.2%	97.0%	96.8%	0.2%	1,810	1,824	-0.8%
Baltimore, MD	2,301	5.7%	96.5%	95.6%	0.9%	1,460	1,467	-0.5%
Richmond, VA	1,358	3.0%	96.2%	97.0%	-0.8%	1,227	1,200	2.3%
Norfolk, VA	846	1.3%	93.8%	93.6%	0.2%	1,041	1,058	-1.6%
Other Mid-Atlantic	168	0.3%	91.4%	96.1%	-4.7%	1,049	999	5.0%
	8,986	**23.5%**	**96.4%**	**96.2%**	**0.2%**	**1,548**	**1,553**	**-0.3%**
Southeast Region								
Tampa, FL	2,775	5.0%	96.9%	96.7%	0.2%	1,141	1,102	3.5%
Orlando, FL	2,796	4.8%	96.5%	96.6%	-0.1%	1,063	1,007	5.6%
Nashville, TN	2,260	4.0%	97.7%	97.0%	0.7%	1,061	1,024	3.6%
Other Florida	636	1.4%	96.9%	97.2%	-0.3%	1,394	1,326	5.1%
	8,467	**15.2%**	**97.0%**	**96.8%**	**0.2%**	**1,113**	**1,067**	**4.3%**
Northeast Region								
New York, NY	1,208	8.5%	97.9%	96.4%	1.5%	3,657	3,521	3.9%
Boston, MA	1,179	4.6%	96.1%	95.9%	0.2%	2,267	2,152	5.3%
	2,387	**13.1%**	**97.0%**	**96.1%**	**0.9%**	**2,977**	**2,847**	**4.6%**
Southwest Region								
Dallas, TX	2,725	4.8%	97.5%	96.5%	1.0%	1,139	1,104	3.2%
Austin, TX	1,273	2.4%	97.6%	96.7%	0.9%	1,282	1,240	3.4%
	3,998	**7.2%**	**97.5%**	**96.6%**	**0.9%**	**1,185**	**1,147**	**3.3%**
Total/Weighted Avg.	**35,672**	**100.0%**	**96.7%**	**96.2%**	**0.5%**	**$ 1,631**	**$ 1,574**	**3.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
December 31, 2014
(Unaudited)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		4Q 14	4Q 13	Change	4Q 14	4Q 13	Change	4Q 14	4Q 13	Change
West Region										
San Francisco, CA	2,436	$ 20,530	$ 18,968	8.2%	$ 4,648	$ 4,388	5.9%	$ 15,882	$ 14,580	8.9%
Orange County, CA	3,290	16,811	15,985	5.2%	4,474	4,330	3.3%	12,337	11,655	5.9%
Seattle, WA	1,727	8,829	8,384	5.3%	2,407	2,532	-4.9%	6,422	5,852	9.7%
Los Angeles, CA	1,225	8,198	7,940	3.2%	2,398	2,707	-11.4%	5,800	5,233	10.8%
Monterey Peninsula, CA	1,565	5,689	5,248	8.4%	1,642	1,586	3.5%	4,047	3,662	10.5%
Other Southern CA	875	3,996	3,759	6.3%	1,126	1,154	-2.4%	2,870	2,605	10.2%
Portland, OR	716	2,585	2,385	8.4%	822	766	7.3%	1,763	1,619	8.9%
	11,834	66,638	62,669	6.3%	17,517	17,463	0.3%	49,121	45,206	8.7%
Mid-Atlantic Region										
Metropolitan DC	4,313	22,713	22,851	-0.6%	6,890	6,814	1.1%	15,823	16,037	-1.3%
Baltimore, MD	2,301	9,726	9,681	0.5%	2,910	2,788	4.4%	6,816	6,893	-1.1%
Richmond, VA	1,358	4,810	4,741	1.5%	1,169	1,258	-7.1%	3,641	3,483	4.5%
Norfolk, VA	846	2,478	2,514	-1.4%	895	879	1.8%	1,583	1,635	-3.2%
Other Mid-Atlantic	168	483	484	-0.2%	165	176	-6.3%	318	308	3.2%
	8,986	40,210	40,271	-0.2%	12,029	11,915	1.0%	28,181	28,356	-0.6%
Southeast Region										
Tampa, FL	2,775	9,201	8,870	3.7%	3,165	3,129	1.2%	6,036	5,741	5.1%
Orlando, FL	2,796	8,607	8,161	5.5%	2,822	2,453	15.0%	5,785	5,708	1.3%
Nashville, TN	2,260	7,027	6,734	4.4%	2,292	2,405	-4.7%	4,735	4,329	9.4%
Other Florida	636	2,578	2,460	4.8%	935	840	11.3%	1,643	1,620	1.4%
	8,467	27,413	26,225	4.5%	9,214	8,827	4.4%	18,199	17,398	4.6%
Northeast Region										
New York, NY	1,208	12,976	12,299	5.5%	2,752	2,815	-2.2%	10,224	9,484	7.8%
Boston, MA	1,179	7,707	7,300	5.6%	2,192	1,906	15.0%	5,515	5,394	2.2%
	2,387	20,683	19,599	5.5%	4,944	4,721	4.7%	15,739	14,878	5.8%
Southwest Region										
Dallas, TX	2,725	9,081	8,712	4.2%	3,352	3,354	-0.1%	5,729	5,358	6.9%
Austin, TX	1,273	4,780	4,578	4.4%	1,914	1,760	8.8%	2,866	2,818	1.7%
	3,998	13,861	13,290	4.3%	5,266	5,114	3.0%	8,595	8,176	5.1%
Totals	35,672	$ 168,805	$ 162,054	4.2%	$ 48,970	$ 48,040	1.9%	$ 119,835	$ 114,014	5.1%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.

Same-Store Operating Information By Major Market [1]

Current Quarter vs. Last Quarter
December 31, 2014
(Unaudited)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 14	3Q 14	Change	4Q 14	3Q 14	Change
West Region							
San Francisco, CA	2,436	97.1%	97.7%	-0.6%	$ 2,893	$ 2,842	1.8%
Orange County, CA	3,290	96.2%	96.0%	0.2%	1,771	1,763	0.5%
Seattle, WA	1,727	97.0%	96.9%	0.1%	1,757	1,757	0.0%
Los Angeles, CA	1,225	94.6%	95.8%	-1.2%	2,358	2,335	1.0%
Monterey Peninsula, CA	1,565	96.8%	97.6%	-0.8%	1,252	1,230	1.8%
Other Southern CA	875	96.5%	96.4%	0.1%	1,577	1,560	1.1%
Portland, OR	716	97.3%	97.8%	-0.5%	1,237	1,203	2.8%
	11,834	**96.5%**	**96.8%**	**-0.3%**	**1,945**	**1,925**	**1.0%**
Mid-Atlantic Region							
Metropolitan DC	4,313	97.0%	97.1%	-0.1%	1,810	1,818	-0.4%
Baltimore, MD	2,301	96.5%	96.4%	0.1%	1,460	1,467	-0.5%
Richmond, VA	1,358	96.2%	96.7%	-0.5%	1,227	1,224	0.2%
Norfolk, VA	846	93.8%	94.9%	-1.1%	1,041	1,060	-1.8%
Other Mid-Atlantic	168	91.4%	96.2%	-4.8%	1,049	1,029	1.9%
	8,986	**96.4%**	**96.6%**	**-0.2%**	**1,548**	**1,554**	**-0.4%**
Southeast Region							
Tampa, FL	2,775	96.9%	96.6%	0.3%	1,141	1,131	0.9%
Orlando, FL	2,796	96.5%	96.7%	-0.2%	1,063	1,060	0.3%
Nashville, TN	2,260	97.7%	97.5%	0.2%	1,061	1,062	-0.1%
Other Florida	636	96.9%	96.5%	0.4%	1,394	1,358	2.7%
	8,467	**97.0%**	**96.9%**	**0.1%**	**1,113**	**1,106**	**0.6%**
Northeast Region							
New York, NY	1,208	97.9%	97.7%	0.2%	3,657	3,672	-0.4%
Boston, MA	1,179	96.1%	96.5%	-0.4%	2,267	2,262	0.2%
	2,387	**97.0%**	**97.1%**	**-0.1%**	**2,977**	**2,979**	**-0.1%**
Southwest Region							
Dallas, TX	2,725	97.5%	97.3%	0.2%	1,139	1,137	0.2%
Austin, TX	1,273	97.6%	97.2%	0.4%	1,282	1,296	-1.1%
	3,998	**97.5%**	**97.3%**	**0.2%**	**1,185**	**1,188**	**-0.3%**
Total/Weighted Avg.	**35,672**	**96.7%**	**96.8%**	**-0.1%**	**$ 1,631**	**$ 1,627**	**0.2%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
December 31, 2014
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			**Expenses**			**Net Operating Income**		
		4Q 14	**3Q 14**	**Change**	**4Q 14**	**3Q 14**	**Change**	**4Q 14**	**3Q 14**	**Change**
West Region										
San Francisco, CA	2,436	$ 20,530	$ 20,295	1.2%	$ 4,648	$ 4,871	-4.6%	$ 15,882	$ 15,424	3.0%
Orange County, CA	3,290	16,811	16,709	0.6%	4,474	4,654	-3.9%	12,337	12,055	2.3%
Seattle, WA	1,727	8,829	8,819	0.1%	2,407	2,634	-8.6%	6,422	6,185	3.8%
Los Angeles, CA	1,225	8,198	8,221	-0.3%	2,398	2,448	-2.0%	5,800	5,773	0.5%
Monterey Peninsula, CA	1,565	5,689	5,635	1.0%	1,642	1,754	-6.4%	4,047	3,881	4.3%
Other Southern CA	875	3,996	3,947	1.2%	1,126	1,260	-10.6%	2,870	2,687	6.8%
Portland, OR	716	2,585	2,528	2.3%	822	794	3.5%	1,763	1,734	1.7%
	11,834	66,638	66,154	0.7%	17,517	18,415	-4.9%	49,121	47,739	2.9%
Mid-Atlantic Region										
Metropolitan DC	4,313	22,713	22,845	-0.6%	6,890	7,362	-6.4%	15,823	15,483	2.2%
Baltimore, MD	2,301	9,726	9,760	-0.3%	2,910	3,086	-5.7%	6,816	6,674	2.1%
Richmond, VA	1,358	4,810	4,821	-0.2%	1,169	1,319	-11.4%	3,641	3,502	4.0%
Norfolk, VA	846	2,478	2,554	-3.0%	895	893	0.2%	1,583	1,661	-4.7%
Other Mid-Atlantic	168	483	499	-3.2%	165	197	-16.2%	318	302	5.3%
	8,986	40,210	40,479	-0.7%	12,029	12,857	-6.4%	28,181	27,622	2.0%
Southeast Region										
Tampa, FL	2,775	9,201	9,095	1.2%	3,165	3,480	-9.1%	6,036	5,615	7.5%
Orlando, FL	2,796	8,607	8,594	0.2%	2,822	2,918	-3.3%	5,785	5,676	1.9%
Nashville, TN	2,260	7,027	7,021	0.1%	2,292	2,426	-5.5%	4,735	4,595	3.0%
Other Florida	636	2,578	2,500	3.1%	935	906	3.2%	1,643	1,594	3.1%
	8,467	27,413	27,210	0.7%	9,214	9,730	-5.3%	18,199	17,480	4.1%
Northeast Region										
New York, NY	1,208	12,976	13,002	-0.2%	2,752	2,906	-5.3%	10,224	10,096	1.3%
Boston, MA	1,179	7,707	7,719	-0.2%	2,192	2,244	-2.3%	5,515	5,475	0.7%
	2,387	20,683	20,721	-0.2%	4,944	5,150	-4.0%	15,739	15,571	1.1%
Southwest Region										
Dallas, TX	2,725	9,081	9,047	0.4%	3,352	3,274	2.4%	5,729	5,773	-0.8%
Austin, TX	1,273	4,780	4,812	-0.7%	1,914	2,076	-7.8%	2,866	2,736	4.8%
	3,998	13,861	13,859	0.0%	5,266	5,350	-1.6%	8,595	8,509	1.0%
Total	35,672	$ 168,805	$ 168,423	0.2%	$ 48,970	$ 51,502	-4.9%	$ 119,835	$ 116,921	2.5%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2014
(Unaudited)

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2014 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 14	YTD 13	Change	YTD 14	YTD 13	Change
West Region								
San Francisco, CA	2,436	13.7%	97.2%	96.5%	0.7%	$ 2,804	$ 2,610	7.4%
Orange County, CA	3,290	10.9%	95.5%	95.0%	0.5%	1,752	1,683	4.1%
Seattle, WA	1,727	5.6%	97.1%	97.2%	-0.1%	1,732	1,629	6.3%
Los Angeles, CA	642	2.8%	95.3%	95.0%	0.3%	2,409	2,331	3.3%
Monterey Peninsula, CA	1,565	3.5%	95.8%	93.6%	2.2%	1,216	1,166	4.3%
Other Southern CA	875	2.5%	96.1%	94.9%	1.2%	1,550	1,486	4.3%
Portland, OR	716	1.6%	97.6%	97.0%	0.6%	1,195	1,105	8.1%
	11,251	**40.6%**	**96.3%**	**95.6%**	**0.7%**	**1,890**	**1,791**	**5.5%**
Mid-Atlantic Region								
Metropolitan DC	4,313	14.1%	97.1%	96.9%	0.2%	1,818	1,813	0.3%
Baltimore, MD	2,301	6.2%	96.6%	96.1%	0.5%	1,462	1,451	0.8%
Richmond, VA	1,358	3.2%	96.5%	96.5%	0.0%	1,220	1,193	2.3%
Norfolk, VA	846	1.5%	94.6%	94.0%	0.6%	1,047	1,054	-0.7%
Other Mid-Atlantic	168	0.3%	95.4%	96.3%	-0.9%	1,021	1,008	1.3%
	8,986	**25.3%**	**96.6%**	**96.3%**	**0.3%**	**1,551**	**1,542**	**0.6%**
Southeast Region								
Tampa, FL	2,775	5.3%	96.6%	96.2%	0.4%	1,126	1,092	3.1%
Orlando, FL	2,796	5.2%	96.7%	96.2%	0.5%	1,045	994	5.1%
Nashville, TN	2,260	4.3%	97.5%	97.0%	0.5%	1,053	1,003	5.0%
Other Florida	636	1.5%	96.5%	95.8%	0.7%	1,362	1,306	4.3%
	8,467	**16.3%**	**96.9%**	**96.4%**	**0.5%**	**1,097**	**1,052**	**4.3%**
Northeast Region								
New York, NY	700	5.3%	97.8%	97.0%	0.8%	3,711	3,571	3.9%
Boston, MA	1,179	4.9%	96.3%	96.3%	0.0%	2,225	2,127	4.6%
	1,879	**10.2%**	**96.9%**	**96.5%**	**0.4%**	**2,784**	**2,667**	**4.4%**
Southwest Region								
Dallas, TX	2,725	5.1%	97.2%	96.5%	0.7%	1,130	1,090	3.7%
Austin, TX	1,273	2.5%	97.1%	96.8%	0.3%	1,274	1,210	5.3%
	3,998	**7.6%**	**97.2%**	**96.6%**	**0.6%**	**1,176**	**1,128**	**4.3%**
Total/Weighted Avg. [2]	**34,581**	**100.0%**	**96.7%**	**96.1%**	**0.6%**	**$ 1,573**	**$ 1,516**	**3.8%**

(1) See Attachment 16 for definitions and other terms.

(2) YTD Same-Store Homes exclude 583 homes at The Westerly on Lincoln and 508 homes at 95 Wall, which are included in QTD Same-Store Homes. These homes will be included in the YTD Same-Store Home population beginning in 1Q15.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2014
(Unaudited)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		YTD 14	YTD 13	Change	YTD 14	YTD 13	Change	YTD 14	YTD 13	Change
West Region										
San Francisco, CA	2,436	$ 79,679	$ 73,637	8.2%	$ 18,949	$ 18,139	4.5%	$ 60,730	$ 55,498	9.4%
Orange County, CA	3,290	66,046	63,124	4.6%	18,056	17,485	3.3%	47,990	45,639	5.2%
Seattle, WA	1,727	34,856	32,815	6.2%	10,044	9,959	0.9%	24,812	22,856	8.6%
Los Angeles, CA	642	17,688	17,061	3.7%	5,529	5,524	0.1%	12,159	11,537	5.4%
Monterey Peninsula, CA	1,565	21,869	20,497	6.7%	6,543	6,514	0.4%	15,326	13,983	9.6%
Other Southern CA	875	15,644	14,811	5.6%	4,706	4,585	2.6%	10,938	10,226	7.0%
Portland, OR	716	10,021	9,211	8.8%	3,050	2,917	4.6%	6,971	6,294	10.8%
	11,251	245,803	231,156	6.3%	66,877	65,123	2.7%	178,926	166,033	7.8%
Mid-Atlantic Region										
Metropolitan DC	4,313	91,365	90,935	0.5%	29,104	28,366	2.6%	62,261	62,569	-0.5%
Baltimore, MD	2,301	39,006	38,502	1.3%	11,575	11,195	3.4%	27,431	27,307	0.5%
Richmond, VA	1,358	19,180	18,756	2.3%	4,871	4,862	0.2%	14,309	13,894	3.0%
Norfolk, VA	846	10,052	10,058	-0.1%	3,532	3,454	2.3%	6,520	6,604	-1.3%
Other Mid-Atlantic	168	1,963	1,957	0.3%	722	688	4.9%	1,241	1,269	-2.2%
	8,986	161,566	160,208	0.8%	49,804	48,565	2.6%	111,762	111,643	0.1%
Southeast Region										
Tampa, FL	2,775	36,215	34,984	3.5%	12,939	12,841	0.8%	23,276	22,143	5.1%
Orlando, FL	2,796	33,903	32,072	5.7%	11,064	10,753	2.9%	22,839	21,319	7.1%
Nashville, TN	2,260	27,840	26,382	5.5%	8,918	8,681	2.7%	18,922	17,701	6.9%
Other Florida	636	10,033	9,550	5.1%	3,542	3,449	2.7%	6,491	6,101	6.4%
	8,467	107,991	102,988	4.9%	36,463	35,724	2.1%	71,528	67,264	6.3%
Northeast Region										
New York, NY	700	30,486	29,099	4.8%	7,206	7,209	0.0%	23,280	21,890	6.3%
Boston, MA	1,179	30,310	28,976	4.6%	8,693	8,516	2.1%	21,617	20,460	5.7%
	1,879	60,796	58,075	4.7%	15,899	15,725	1.1%	44,897	42,350	6.0%
Southwest Region										
Dallas, TX	2,725	35,917	34,409	4.4%	13,260	13,234	0.2%	22,657	21,175	7.0%
Austin, TX	1,273	18,893	17,893	5.6%	7,825	7,141	9.6%	11,068	10,752	2.9%
	3,998	54,810	52,302	4.8%	21,085	20,375	3.5%	33,725	31,927	5.6%
Totals [2]	34,581	$ 630,966	$ 604,729	4.3%	$ 190,128	$ 185,512	2.5%	$ 440,838	$ 419,217	5.2%

(1) See Attachment 16 for definitions and other terms.

(2) YTD Same-Store Homes exclude 583 homes at The Westerly on Lincoln and 508 homes at 95 Wall, which are included in QTD Same-Store Homes. These homes will be included in the YTD Same-Store Home population beginning in 1Q15.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
December 31, 2014
(Unaudited)

	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	4Q 2014	4Q 2014	4Q 2014	4Q 2013	YTD 2014	YTD 2013
West Region						
San Francisco, CA	6.8%	8.6%	42.2%	42.3%	53.1%	55.0%
Orange County, CA	4.4%	5.1%	47.0%	51.6%	59.1%	62.7%
Seattle, WA	3.8%	6.0%	45.9%	44.8%	51.5%	54.2%
Los Angeles, CA	2.5%	4.6%	50.8%	53.1%	54.2%	60.9%
Monterey Peninsula, CA	5.5%	5.7%	51.7%	65.2%	49.1%	53.4%
Other Southern CA	4.6%	5.4%	47.2%	50.3%	56.6%	62.5%
Portland, OR	6.1%	10.2%	46.5%	40.4%	54.9%	53.6%
			46.9%	49.9%	54.5%	57.8%
Mid-Atlantic Region						
Metropolitan DC	-2.7%	3.3%	39.3%	40.3%	43.3%	45.6%
Baltimore, MD	-3.8%	4.5%	43.6%	43.6%	51.9%	51.7%
Richmond, VA	-0.3%	3.7%	46.5%	43.5%	56.0%	55.1%
Norfolk, VA	-4.9%	4.7%	45.0%	48.8%	53.0%	57.7%
Other Mid-Atlantic	-3.8%	7.4%	61.4%	35.4%	62.5%	61.3%
			42.4%	42.3%	48.7%	50.0%
Southeast Region						
Tampa, FL	1.8%	5.9%	47.6%	41.3%	53.3%	50.3%
Orlando, FL	3.3%	5.5%	44.0%	42.9%	53.1%	53.3%
Nashville, TN	2.2%	4.5%	46.5%	50.4%	54.3%	55.8%
Other Florida	6.2%	5.0%	43.7%	30.6%	48.7%	46.4%
			45.8%	43.4%	53.2%	52.5%
Northeast Region						
New York, NY	2.4%	5.1%	27.6%	31.5%	35.3%	41.1%
Boston, MA	-1.8%	6.3%	46.8%	39.7%	47.3%	45.1%
			37.1%	35.6%	42.8%	43.6%
Southwest Region						
Dallas, TX	2.9%	4.6%	45.7%	46.9%	53.4%	55.3%
Austin, TX	1.7%	5.0%	42.1%	45.8%	51.1%	50.8%
			44.6%	46.5%	52.7%	53.9%
Total/Weighted Avg.	2.1%	5.3%	44.6%	45.1%	51.8%	53.2%
Percentage of Total Repriced Homes	51.5%	48.5%				

	4Q 2014	4Q 2013
Total Combined New and Renewal Lease Rate Growth	3.6%	3.1%

(1) See Attachment 16 for definitions and other terms.



Attachment 9

UDR, Inc.
Development Summary [1] [2]
December 31, 2014
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Pier 4	Boston, MA	369	- $	177,632 $	217,700 $	590 [4] $	-	4Q 12	1Q 15	2Q 15	4.9%	-
Total		**369**	**- $**	**177,632 $**	**217,700 $**	**590**	**$ -**					
Completed Projects, Non-Stabilized												
DelRay Tower [3]	Alexandria, VA	332	332 $	124,873 $	132,000 $	398	$ -	3Q 11	3Q 14	4Q 14	51.5%	50.3%
Beach & Ocean	Huntington Beach, CA	173	173	51,038	51,900	300	-	3Q 12	4Q 14	4Q 14	59.5%	53.2%
Los Alisos	Mission Viejo, CA	320	320	87,180	87,500	273	-	2Q 11	3Q 13	1Q 14	91.3%	89.7%
Total - Wholly Owned		**1,194**	**825 $**	**440,723 $**	**489,100 $**	**410**	**$ -**					

Net Operating Income From Wholly-Owned Projects	4Q 2014		Capitalized Interest for Current Development Projects	4Q 14	4Q 13	YTD 14	YTD 13
Projects Under Construction	$ (85)			$ 1,813 $	1,780 $	8,565 $	5,521
Completed, Non-Stabilized	911						
Total	**$ 826**						

Unconsolidated Joint Ventures and Partnerships

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [7]	Budgeted Cost	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
399 Fremont	San Francisco, CA	51%	447	- $	144,394 $	317,700 [5] $	-	1Q 14	1Q 16	3Q 16	-	-
Residences at 2801 Kelvin	Irvine, CA	50%	381	-	46,388	125,000	-	3Q 14	3Q 16	1Q 17	-	-
3033 Wilshire	Los Angeles, CA	50%	190	-	19,096	107,000 [6]	-	4Q 14	4Q 16	1Q 17	-	-
Total			**1,018**	**- $**	**209,878 $**	**549,700**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	- $	- $	-	$ -	N/A	N/A	N/A	-	-
Total - Unconsolidated Joint Ventures and Partnerships			**1,018**	**- $**	**209,878 $**	**549,700**	**$ -**					

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

Participating Loan Investment

Community	Location	# of Homes	Compl. Homes	Cost to Date [9]	Budgeted Cost	Loan Commitment	Loan Balance [9]	Leased	Occupied
Steele Creek [8]	Denver, CO	218	- $	83,261 $	108,245	$ 92,009 $	62,707	9.6%	-
Total		**218**	**- $**	**83,261 $**	**108,245**	**$ 92,009 $**	**62,707**		

(1) See Attachment 16 for definitions and other terms.

(2) The development summary above includes all communities under development that UDR wholly owns, owns an interest in through an unconsolidated joint venture, or has a participating loan investment.

(3) Project encompasses the complete redevelopment of the former 187 homes combined with the development of an additional 145 homes, 10,000 square feet of retail space and underground parking.

(4) Includes 11,000 square feet of retail space.

(5) Includes 3,800 square feet of retail space.

(6) Includes 5,500 square feet of retail space.

(7) Cost to Date includes land using the fair value established at joint venture formation versus historical cost.

(8) Includes 17,000 square feet of retail space. Refer to Attachment 12 for terms of our participating loan investment.

(9) Cost to date includes accruals for costs incurred, but not yet paid as of the end of the period. Loan balance includes only amounts funded plus interest accrued at 6.5% prior to the period end.



Attachment 10

UDR, Inc.
Redevelopment Summary [1]
December 31, 2014
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Acq.	Start	Compl.	Same-Store [3]	Percentage Leased	Occupied
Projects in Redevelopment													
View 34	New York, NY	739	708	694	$ 83,778	$ 98,000	$ 138	3Q 11	3Q 11	2Q15	2Q16	96.2%	95.9%
Total		**739**	**708**	**694**	**$ 83,778**	**$ 98,000**	**$ 138**						
Completed Redevelopments, Non-Stabilized													
N/A	N/A	-	-	-	-	-	-	-	-	-	-	-	-
Total - Wholly Owned		**739**	**708**	**694**	**$ 83,778**	**$ 98,000**	**$ 138**						

Capitalized Interest for Current Redevelopment Projects

	4Q 14	4Q 13	YTD 14	YTD 13
Projected Weighted Average Return on Incremental Capital Invested: 7.0% to 9.0%	$ 76	$ 285	$ 926	$ 1,236

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary [1]
December 31, 2014
(Dollars in Thousands)
(Unaudited)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR Pro-Rata Cost Basis	Pursuing Entitlements	Design Development	Hold for Future Development
					Status Update [2]		
Wholly-Owned							
7 Harcourt [3]	Boston, MA	100%	$ 5,618	$ 5,618	Complete	In Process	
Vitruvian Park®	Addison, TX	100%	13,650	13,650	Complete		In Process
Pacific City	Huntington Beach, CA	100%	86,047	86,047	Complete	In Process	
Graybar	Boston, MA	100%	33,221	33,221	Complete	In Process	
Total			$ 138,536	$ 138,536			
			Real Estate Cost Basis	**UDR Pro-Rata Cost Basis**			
Consolidated Joint Ventures							
3032 Wilshire	Santa Monica, CA	95%	$ 12,393	$ 11,773	In Process		
2919 Wilshire	Santa Monica, CA	95%	8,180	7,771	In Process		
Total			$ 20,573	$ 19,544			
			Real Estate Cost Basis [5]	**UDR Pro-Rata Cost Basis**			
Unconsolidated Joint Ventures and Partnerships							
UDR/MetLife I - 3 parcels [4]	Various	5%	$ 70,428	$ 3,461	In Process		In Process
UDR/MetLife Vitruvian Park® - 6 parcels	Addison, TX	50%	50,362	25,181	Complete	In Process	In Process
Domain Mountain View	Mountain View, CA	50%	19,177	9,608	Complete	In Process	
Wilshire Crescent Heights	Los Angeles, CA	50%	16,898	8,449	Complete	In Process	
Wilshire at LaJolla	Los Angeles, CA	50%	15,645	7,838	Complete	In Process	
Total			$ 172,510	$ 54,537			
Total			$ 331,619	$ 212,617			

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.

(4) Parcels are located in Bellevue, WA; Los Angeles, CA; and Dublin, CA.

(5) Cost basis includes land using the fair value established at joint venture formation versus historical cost.



Attachment 12

UDR, Inc.
Unconsolidated Joint Venture Summary [1]
December 31, 2014
(Dollars in Thousands)
(Unaudited)

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [9]	Own. Interest	Physical Occupancy 4Q 14	Total Revenue per Occupied Home 4Q 14 [1]	Net Operating Income UDR's Share 4Q 2014	Net Operating Income UDR's Share YTD 2014	Total YTD 2014 [2]
UDR / MetLife									
Operating communities	Various	23	5,381	50%	96.3%	$ 2,859	$ 15,906	$ 58,173	$ 123,284
Stabilized, Non-Mature	Various	2	655	[3]	92.6%	1,943	697	1,341	2,676
Development communities	Various	3	-	[4]	-	-	(3)	21	42
Land parcels		12	TBD	[5]	-	-	(22)	235	937
UDR / KFH	High-rise	3	660	30%	96.2%	2,603	1,083	4,308	14,360
Texas [11]	Garden	8	3,359	20%	98.1%	1,088	1,372	4,969	24,846
Total/Weighted Average		**51**	**10,055**		**96.6%**	**$ 2,477**	**$ 19,033**	**$ 69,047**	**$ 166,145**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [6]	Total Project Debt [6]	UDR's Equity Investment [7]	Weighted Avg. Interest Rate	Debt Maturity	Returns [8] ROIC	Returns [8] ROE
UDR / MetLife							
Operating communities	$ 2,346,253	$ 1,221,717	$ 449,734	4.4%	Various		
Stabilized, Non-Mature	179,857	117,551	31,827	2.9%	Various		
Development communities	209,878	-	111,315	N/A	N/A		
Land parcels	172,510	-	71,198	N/A	N/A		
UDR / KFH	283,575	165,209	21,637	3.4%	Various		
Texas [11]	331,088	219,588	(1,704)	2.7%	[11]		
Total/Weighted Average	**$ 3,523,161**	**$ 1,724,065**	**$ 684,007**	**4.0%**		**6.2%**	**8.4%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [6]	4Q 2014 vs. 4Q 2013 Growth Revenue	4Q 2014 vs. 4Q 2013 Growth Expense	4Q 2014 vs. 4Q 2013 Growth NOI		4Q 2014 vs. 3Q 2014 Growth Revenue	4Q 2014 vs. 3Q 2014 Growth Expense	4Q 2014 vs. 3Q 2014 Growth NOI
UDR / MetLife	23	4.4%	8.6%	2.7%		1.8%	-3.2%	4.1%
UDR / KFH	3	1.8%	8.5%	-0.5%		0.3%	-0.6%	0.6%
Total/Average	**26**	**4.2%**	**8.6%**	**2.4%**		**1.6%**	**-3.0%**	**3.7%**

				NOI				NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest				**2.5%**				**3.9%**

Joint Venture	Same-Store Joint Venture Communities [6]	YTD 2014 vs. YTD 2013 Growth Revenue	YTD 2014 vs. YTD 2013 Growth Expense	YTD 2014 vs. YTD 2013 Growth NOI
UDR / MetLife	21	4.3%	5.7%	3.7%
UDR / KFH	3	2.6%	8.3%	0.7%
Total/Average	**24**	**4.1%**	**6.0%**	**3.4%**

				NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest				**3.5%**

Participating Loan Investment

	UDR's Investment	Interest Rate	Years to Maturity		Income from Participating Loan Investment 4Q 2014	Income from Participating Loan Investment YTD 2014	Upside Participation
Steele Creek [10]	$ 62,707	6.5%	2.8		$ 931	$ 2,350	50%

(1) See Attachment 16 for definitions and other terms.

(2) Represents NOI at 100 percent for the period ended December 31, 2014.

(3) Includes Fiori on Vitruvian Park® of which UDR owns 50.0% and 13th & Market of which UDR owns 51.0%.

(4) Includes 399 Fremont of which UDR owns 51.0%, Residences at 2801 Kelvin of which UDR owns 50.1% and 3033 Wilshire of which UDR owns 50.0%.

(5) See summary of unconsolidated land parcels on Attachment 11.

(6) Joint ventures and partnerships represented at 100 percent.

(7) Excludes deferred gains of $28.5M, which is netted in "Investments in and advances to unconsolidated joint ventures, net" on Attachment 3.

(8) Excludes non-stabilized developments.

(9) Includes homes completed for the period ended December 31, 2014.

(10) UDR's participating loan is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and net income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP. UDR has the option to purchase the property upon completion of construction and we receive 50% of the value created from the project upon acquisition of the community or sale to a third party.

(11) The eight communities held by the Texas joint venture were sold in January 2015. The underlying debt was paid off in connection with the sale of these properties.



Attachment 13

UDR, Inc.
Acquisitions and Dispositions Summary
December 31, 2014
(Dollars in Thousands)
(Unaudited)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]		Debt [1]		# of Homes		Price per Home
Acquisitions - Wholly-Owned											
Aug-14	Lightbox (1031 exchange)	Seattle, WA	0%	100%	$	45,500	$	-	162	$	281
Sep-14	Waterscape (1031 exchange) [2]	Kirkland, WA	0%	100%		75,200		-	196		384
					$	120,700	$	-	358	$	337
Acquisitions - Wholly-Owned Land											
Jan-14	Pacific City	Huntington Beach, CA	0%	100%	$	77,750	$	-	-	$	-
Nov-14	Graybar	Boston, MA	0%	100%		32,150		-	-		-
					$	109,900	$	-	-	$	-
Acquisitions - Joint Ventures - UDR/MetLife II JV											
Apr-14	6 operating communities	Various	12%	50%	$	505,000	$	284,164	1,523	$	332
Acquisitions - Joint Ventures - Land											
Jul-14	Domain Mountain View	Mountain View, CA	3%	50%	$	17,600	$	-	-	$	-
Jul-14	Residences at 2801 Kelvin	Irvine, CA	3%	50%		24,300		-	-		-
Dec-14	Wilshire Crescent Heights	Los Angeles, CA	3%	50%		16,800		-	-		-
Dec-14	Wilshire at LaJolla	Los Angeles, CA	3%	50%		15,500		-	-		-
					$	74,200	$	-	-	$	-

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]		Debt [1]		# of Homes		Price per Home
Dispositions - Wholly-Owned											
Jan-14	Presidio at Rancho Del Oro	Oceanside, CA	100%	0%	$	45,100	$	-	264	$	171
Jun-14	Gallery at Bayport II	Tampa, FL	100%	0%		30,700		-	277		111
Jun-14	Island Walk	Tampa, FL	100%	0%		50,000		-	400		125
Jul-14	The Place on Millenia Boulevard	Orlando, FL	100%	0%		50,085		-	371		135
Jul-14	Grandview	Glendale, CA	100%	0%		11,000		-	-		-
Jul-14	Forest Lakes at Oyster Point	Newport News, VA	100%	0%		26,000		-	296		88
Jul-14	Woodscape	Newport News, VA	100%	0%		21,175		-	296		72
Dec-14	Pine at 6th [3]	Long Beach, CA	100%	0%		42,280		-	158		268
Dec-14	13th & Market	San Diego, CA	100%	51%		110,600		-	264		419
Dec-14	Arbor Terrace I & II	Port Orchard, WA	100%	0%		28,600		-	276		104
Dec-14	Aspen Creek	Puyallup, WA	100%	0%		19,900		-	162		123
					$	435,440	$	-	2,764	$	154
Dispositions - Joint Ventures											
Mar-14	Ashton Westwood [4]	Los Angeles, CA	9%	0%	$	52,571	$	25,804	58	$	906
Mar-14	Viridian [4]	Los Angeles, CA	16%	0%		31,856		27,849	60		531
					$	84,427	$	53,653	118	$	715
Dispositions - Wholly-Owned Land											
Jan-14	Presidio at Rancho Del Oro	Oceanside, CA	100%	0%	$	3,600	$	-	-	$	-
Dec-14	3033 Wilshire	Los Angeles, CA	100%	50%		16,600		-	-		-
					$	20,200	$	-	-	$	-

Dispositions - Joint Ventures Land

None

(1) Price represents 100% of the value of assets. Debt represents 100% of the asset's indebtedness.

(2) Includes 6,600 square feet of retail space.

(3) Includes 7,100 square feet of retail space.

(4) Properties sold to MetLife from UDR/MetLife I JV.



Attachment 14

Category (Capitalized)	Weighted Avg. Useful Life (yrs) [2]	Three Months Ended December 31, 2014		Cost per Home	Twelve Months Ended December 31, 2014		Cost per Home
Capital Expenditures for Consolidated Homes [3]							
Average number of homes [4]			39,131			39,637	
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$	5,361	$ 137	$	15,364	$ 388
Building exteriors	5 - 20		3,681	94		11,215	283
Landscaping and grounds	10		1,913	49		5,182	131
Total asset preservation			10,955	280		31,761	802
Turnover related	5		2,989	76		12,160	307
Total Recurring Cap Ex			**13,944**	**356**		**43,921**	**1,109**
Revenue Enhancing Cap Ex [5]							
Kitchen & Bath			3,323	85		4,260	108
Revenue Enhancing			3,392	87		10,387	262
Total Revenue Enhancing Cap Ex	5 - 20		**6,715**	**172**		**14,647**	**370**
Total		$	**20,659**	$ **528**	$	**58,568**	$ **1,479**

Category (Expensed)	Three Months Ended December 31, 2014		Cost per Home	Twelve Months Ended December 31, 2014		Cost per Home
Repair and Maintenance for Consolidated Homes						
Average number of homes [4]		39,131			39,637	
Contract services	$	**4,471**	$ **114**	$	**17,780**	$ **449**
Turnover related expenses		**1,000**	**26**		**4,147**	**105**
Other Repair and Maintenance						
Building interiors		1,689	43		6,850	173
Building exteriors		390	10		1,474	37
Landscaping and grounds		196	5		1,037	26
Total	$	**7,746**	$ **198**	$	**31,288**	$ **790**

(1) See Attachment 16 for definitions and other terms.
(2) Weighted average useful life of capitalized expenses for the twelve months ended December 31, 2014.
(3) Excludes redevelopment capital.
(4) Average number of homes is calculated based on the number of homes outstanding at the end of each month.
(5) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2015 Guidance [1]
December 31, 2014
(Unaudited)

FFO and AFFO per Share Guidance	1Q 2015	Full Year 2015
FFO per common share, diluted	$0.41 to $0.43	$1.60 to $1.66
FFO As Adjusted per common share, diluted	$0.38 to $0.40	$1.58 to $1.64
Adjusted Funds from Operations ("AFFO") per common share, diluted	$0.35 to $0.37	$1.41 to $1.47
Annualized dividend per share		$1.11

Same-Store Guidance	Full Year 2015
Revenue growth	3.75% to 4.25%
Expense growth	2.50% to 3.00%
NOI growth	4.00% to 5.00%
Physical occupancy	96.5%
Same-Store homes	36,066

Sources of Funds ($ in millions)	Full Year 2015
Sales Proceeds and Debt and Equity Issuances	$700 to $850
Construction Loan Proceeds	$120 to $140

Uses of Funds ($ in millions)	Full Year 2015
Debt maturities (weighted average interest rate of 5.5%)	$516
Development and redevelopment spending	$400 to $450
Acquisitions	$0 to $150

Other Additions/(Deductions) ($ in millions except per home amounts)	Full Year 2015
Interest	($125) to ($130)
General and administrative, gross [2]	($49) to ($51)
Tax benefit for TRS	$3 to $5
Total joint venture FFO, Including fee income	$50 to $55
Non-recurring items:	
Disposition-related FFO	$8 to $10
Acquisition-related costs	$0.0 to $0.50
LTI transition costs	$2 to $4
Average stabilized homes	40,000
Recurring capital expenditures per home	$1,150
Revenue enhancing capital expenditures	$15 to $20
Kitchen & Bath capital expenditures	$5 to $10
One-time infrastructure repair	$5 to $7

(1) See Attachment 16 for definitions and other terms.

(2) Includes an estimated $12 million of Long Term Incentive Plan compensation expense, including $3 million related to program transition expense.



UDR, Inc.
Definitions and Reconciliations
December 31, 2014
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds From Operations ("AFFO"): The Company defines AFFO as FFO as Adjusted less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income attributable to UDR, Inc. to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Discontinued Operations: Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. Communities that meet the criteria to be classified as held for disposition subsequent to the adoption of ASU 2014-08 are presented as held for disposition in the Consolidated Balance Sheet for the current period, but do not meet the criteria to be classified as discontinued operations in accordance with ASU 2014-08.

Prior to the prospective adoption of ASU 2014-08, FASB ASC Subtopic 205.20, required, among other things, that the primary assets and liabilities and the results of operations of UDR's real properties that have been sold or are held for disposition, be classified as discontinued operations and segregated in UDR's Consolidated Statements of Operations and Consolidated Balance Sheets. Consequently, the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition prior to January 1, 2014 are accounted for as discontinued operations for all periods presented. This presentation does not have an impact on net income available to common stockholders, it only results in the reclassification of the operating results within the Consolidated Statements of Operations for the periods ended December 31, 2014 and 2013, and the reclassification of the assets and liabilities within the Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013.

During the twelve months ended December 31, 2013, UDR sold 2 communities with a total of 914 homes. During the twelve months ended December 31, 2014, UDR sold one commercial property that was classified as real estate held for disposition prior to the adoption of ASU 2014-08 and is therefore presented as a discontinued operation. The results of operations for these properties are classified on the Consolidated Statements of Operations on Attachment 1 of the Company's quarterly supplemental disclosure in the line item entitled "Income from discontinued operations, net of tax".

In thousands	4Q 2014		4Q 2013		YTD 2014		YTD 2013
Rental income	$ -	$	2,021	$	**147**	$	9,151
Rental expenses	-		777		**225**		3,511
Property management	-		56		**4**		252
Real estate depreciation	-		350		**-**		1,958
Other operating expenses	-		8		**21**		34
Non-property (income)/expense	-		(96)		**-**		(96)
Total expenses	-		1,095		**250**		5,659
Income before net impairment of real estate held for disposition and net gain on the sale of depreciable property	-		926		**(103)**		3,492
Net gain on the sale of depreciable property, net of tax	-		(1,469)		**75**		(1,469)
Income tax benefit/(expense)	-		41,919		**38**		41,919
Income/(loss) from discontinued operations, net of tax	$ -	$	41,376	$	**10**	$	43,942

Effective New Lease Rate Growth: The Company defines effective new lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on all new leases commenced during the current quarter.

Management considers effective new lease rate growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines effective renewal lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on all renewed leases commenced during the current quarter.

Management considers effective renewal lease rate growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines estimated quarter of completion of a development or redevelopment project as the date on which construction is expected to be completed, but does not represent the date of stabilization.

Fixed Charge Coverage Ratio: The Company defines Fixed Charge Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, RE[3] income tax, divided by total interest plus preferred dividends.

Management considers fixed charge coverage a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise fixed charge coverage is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds From Operations as Adjusted: The Company defines FFO as Adjusted as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains on sales of marketable securities and TRS property, deferred tax valuation allowance increases and decreases, storm-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to UDR, Inc. to FFO as Adjusted is provided on Attachment 2.



Attachment 16(B)

Funds From Operations ("FFO"): The Company defines FFO as net income (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and is comparable to FFO, diluted in Attachment 2. In the computation of diluted FFO, OP units, unvested restricted stock, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count.

Activities of our taxable REIT subsidiary (TRS), RE[3], include development and land entitlement. From time to time, we develop and subsequently sell a TRS property which results in a short-term use of funds that produces a profit that differs from the traditional long-term investment in real estate for REITs. We believe that the inclusion of these TRS gains in FFO is consistent with the standards established by NAREIT as the short-term investment is incidental to our main business. TRS gains on sales, net of taxes, are defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income attributable to UDR, Inc. to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio: The Company defines Interest Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, RE[3] income tax, divided by total interest.

Management considers interest coverage ratio a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise interest coverage ratio is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's Weighted Average Pro-Rata Ownership Interest

In thousands	4Q 2014	YTD 2014
Income/(loss) from unconsolidated entities	$ (2,074)	$ (7,006)
Management fee	1,057	3,945
Interest expense	8,121	31,172
Depreciation	12,207	42,133
General and administrative	533	924
Other income/expense	(811)	(2,121)
Total Joint Venture NOI at UDR's Pro-Rata Ownership	$ 19,033	$ 69,047

JV Return on Equity ("ROE"): The Company defines JV ROE as the pro rata share of property NOI plus property and asset management fee revenue less interest expense, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as the pro rata share of property NOI plus property and asset management fee revenue divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt to EBITDA: The Company defines net debt to EBITDA as total debt net of cash and cash equivalents divided by EBITDA. EBITDA is defined as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, and RE[3] income tax.

Management considers net debt to EBITDA a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income and EBITDA is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2014	3Q 2014	2Q 2014	1Q 2014	4Q 2013
Net income/(loss) attributable to UDR, Inc.	$ 65,417	$ 40,549	$ 30,007	$ 18,361	$ 36,700
Property management	5,668	5,598	5,527	5,345	5,233
Other operating expenses	2,174	2,009	2,162	1,926	1,925
Real estate depreciation and amortization	91,406	89,339	88,876	88,533	88,301
Interest expense	32,792	33,087	31,691	32,884	33,360
Casualty-related (recoveries)/charges, net	41	-	-	500	-
General and administrative	11,722	11,554	12,530	11,994	11,532
Tax provision/(benefit), net (includes valuation adjustment)	(7,087)	(2,492)	(2,190)	(3,329)	15
Income/(loss) from unconsolidated entities	2,074	939	428	3,565	(5,666)
Interest and other income, net	44	(9,061)	(1,426)	(1,415)	(1,328)
Joint venture management and other fees	(3,445)	(3,165)	(2,747)	(3,687)	(3,095)
Other depreciation and amortization	2,117	1,385	1,193	1,080	3,281
(Income)/loss from discontinued operations, net of tax	-	(79)	(18)	(24,294)	(41,376)
(Gain)/loss on sale of real estate owned, net of tax	(61,267)	(31,302)	(26,709)	87	-
Net income/(loss) attributable to noncontrolling interests	2,335	1,443	1,079	651	1,302
Total consolidated NOI	$ 143,991	$ 139,804	$ 140,403	$ 132,201	$ 130,184



UDR, Inc.
Definitions and Reconciliations
December 31, 2014
(Unaudited)

Non-Mature: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in Same-Store Communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines physical occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store ("SS") Communities: The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.

RE[3]: RE[3] is the Company's taxable REIT subsidiary ("TRS") that focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

Recurring Capital Expenditures: The Company defines recurring capital expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where greater than 10% of the available apartment homes are off-line for major renovation and those that did not achieve stabilization as of the most recent quarter.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the Stabilization Period for Redevelopment Yield definition, less Recurring Capital Expenditures, minus the project's annualized operating NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures: The Company defines revenue-enhancing capital expenditures as expenditures that result in increased income generation over time.

Management considers revenue enhancing capital expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that previously met the criteria for discontinued operations and were disposed of prior to the end of the most recent quarter.

Stabilization for Same Store Classification: The Company generally defines stabilization as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that are stabilized but not yet in the Company's Same-Store portfolio.

Stabilization Period for Development Yield: The Company defines the stabilization period for development property yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: Expected stabilized yields on development are calculated as follows; projected stabilized NOI less management fees divided by budgeted construction cost on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated stabilized yield on development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines total revenue per occupied home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers total revenue per occupied home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

YTD Same-Store ("SS") Communities: The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
December 31, 2014
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP net income/(loss) per share for full year 2015 and first quarter of 2015 to forecasted FFO, FFO as Adjusted and AFFO per share:

	Full Year 2015	
	Low	High
Forecasted earnings per diluted share	$ 0.17	$ 0.24
Conversion from GAAP share count	(0.07)	(0.08)
Depreciation	1.49	1.49
Noncontrolling Interests	-	-
Preferred Dividends	0.01	0.01
Forecasted FFO per diluted share	**$ 1.60**	**$ 1.66**
Disposition-related FFO	(0.03)	(0.03)
LTI Transition costs	0.01	0.01
Acquisition-related and other costs	-	-
Forecasted FFO as Adjusted per diluted share	**$ 1.58**	**$ 1.64**
Recurring capital expenditures	(0.17)	(0.17)
Forecasted AFFO per diluted share	**$ 1.41**	**$ 1.47**

	1Q 2015	
	Low	High
Forecasted earnings per diluted share	$ 0.06	$ 0.08
Conversion from GAAP share count	(0.02)	(0.02)
Depreciation	0.37	0.37
Noncontrolling Interests	-	-
Preferred Dividends	-	-
Forecasted FFO per diluted share	**$ 0.41**	**$ 0.43**
Disposition-related FFO	(0.03)	(0.03)
LTI Transition costs	-	-
Acquisition-related and other costs	-	-
Forecasted FFO as Adjusted per diluted share	**$ 0.38**	**$ 0.40**
Recurring capital expenditures	(0.03)	(0.03)
Forecasted AFFO per diluted share	**$ 0.35**	**$ 0.37**